                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                   FORM 10-QSB

[x] Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934

                  For the quarterly period ended September 30, 2000

[ ] Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

               For the transition period from ________ to ________

                         Commission File Number: 0-22413

                                  UNIVEC, INC.
                 (Name of Small Business Issuer in its charter)

          Delaware                                         11-3163455
(State or Other Jurisdiction of                         (I.R.S. Employer
Incorporation or Organization)                          (Identification No.)

                   22 Dubon Court, Farmingdale, New York 11735
                    (Address of Principal Executive Offices)

                                 (631) 777-2000
                 (Issuers Telephone Number, Including Area Code)


                                 Not Applicable
              (Former Name, Former Address, and Former Fiscal Year,
                          If Changed Since Last Report)


     Check whether the issuer: (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes  X    No
                                  -----    -----

     As of November 9, 2000, the Issuer had 6,255,746 shares of Common Stock, $0.001 par value, outstanding.

     Transitional Small Business Disclosure Format:

                               Yes       No  X
                                  -----    -----

                          UNIVEC, INC. AND SUBSIDIARY
                                  FORM 10-QSB

                                     INDEX

PART 1.  FINANCIAL INFORMATION

ITEM 1   FINANCIAL STATEMENTS (UNAUDITED)

         BALANCE SHEET - September 30, 2000                                3

         STATEMENT OF OPERATIONS - Three months and nine months
            ended September 30, 2000 and 1999                              4

         STATEMENT OF CASH FLOWS - Nine months ended
            September 30, 2000 and 1999                                    5

         NOTES TO FINANCIAL STATEMENTS                                     6

ITEM 2   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS                               8

PART II  OTHER INFORMATION

ITEM 1   LEGAL PROCEEDINGS                                                11

ITEM 2   CHANGES IN SECURITIES                                            11

ITEM 3   DEFAULTS UPON SENIOR SECURITIES                                  11

ITEM 4   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS              11

ITEM 5   OTHER INFORMATION                                                12

ITEM 6   EXHIBITS AND REPORTS ON FORM 8-K                                 12

SIGNATURES                                                                13

                                     PART I
                              FINANCIAL INFORMATION

Item 1:  Consolidated Financial Information
UNIVEC, Inc. and Subsidiary
Consolidated Balance Sheet

                                                           September 30, 2000
                                                           ------------------
ASSETS:
Current assets:
Cash                                                         $    57,064
Accounts receivable                                              351,905
Inventory                                                        619,621
Equipment for sale                                                76,833
Other current assets                                             160,298
                                                             -----------
     Total current assets                                      1,265,721

Fixed assets, net                                              1,510,057
Other assets                                                      56,067
                                                             -----------
     Total assets                                            $ 2,831,845
                                                             ===========

LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable and accrued expenses                        $   932,006
Current portion of capitalized lease obligations                 173,846
Deferred payroll-officers                                        279,027
Loans payable-current                                            183,327
Deposit payable                                                  160,000
                                                             -----------
     Total current liabilities                                 1,728,206

Loans payable                                                    238,852
Capitalized lease obligation                                     228,435
                                                             -----------
     Total liabilities                                         2,195,493
                                                             -----------
STOCKHOLDERS' EQUITY:
     Preferred stock $.001 par value; 4,995,500 authorized;
      issued and outstanding:  none
     Series A 8% Cumulative convertible preferred stock,
      $.001 par value; authorized: 2,500 shares; issued
      and outstanding: 2,072 shares (aggregate liquidation
      value: $2,553,220)                                               2
     Series B 5% cumulative convertible preferred stock,
      $.001 par value; authorized: 1,000 shares; issued and
      outstanding: 227 shares (aggregate liquidation value:
      $291,429)                                                        1
      Series C 5% cumulative convertible preferred stock,
      $.001 par value; authorized: 1,000 shares; issued and
      outstanding: 250 shares (aggregate liquidation
      value: $270,556)                                                 1
     Common stock $.001 par value; authorized: 75,000,000
      shares; issued and outstanding: 6,245,746                    6,245
     Additional paid-in capital                                7,575,967
     Accumulated deficit                                      (6,945,864)
                                                             ------------
     Total stockholders' equity                                  636,352
                                                             ------------
     Total liabilities and stockholders' equity              $ 2,831,845
                                                             ============

See accompanying notes to consolidated financial statements.

UNIVEC, Inc. and Subsidiary

Consolidated Statements of Operations (Unaudited)



                                               Three months              Nine months ended
                                            ended September 30,            September 30,
                                        --------------------------    --------------------------
                                           2000           1999           2000           1999
                                        -----------    -----------    -----------    -----------
Revenues:
  Product sales                         $   647,204    $   471,731    $ 2,137,945    $ 1,763,720
                                        -----------    -----------    -----------    -----------
Expenses:
  Cost of product sales                     551,014        423,360      1,828,607      1,542,131
  Marketing                                 161,546        118,015        427,671        550,611
  Product development                        18,618         15,086         52,860        107,076
  General and administrative                283,728        303,433        790,853        806,736
  Interest expense, net                      19,017         60,290         40,782         68,852
                                        -----------    -----------    -----------    -----------
 Total operating expense                  1,033,923        920,184      3,140,773      3,075,406
                                        -----------    -----------    -----------    -----------

     Operating loss                        (386,719)      (448,453)    (1,002,828)    (1,311,686)

     Loss on sale of equipment                                           (794,244)
                                        -----------    -----------    -----------    -----------

     Net loss                              (386,719)      (448,453)    (1,797,072)    (1,311,686)

Dividends attributable to
preferred stock                             (48,744)       (52,440)      (150,617)      (156,383)

Dividends attributable to
  preferred stock resulting
  from discount from
  beneficial conversion
  feature                                                                                (18,260)
                                        -----------    -----------    -----------    -----------
Loss attributable to
common stockholders                     $  (435,463)   $  (500,893)   $(1,947,689)   $(1,486,329)
                                        ===========    ===========    ===========    ===========
Share information:

   Basic net loss per share             $      (.07)   $      (.13)   $      (.37)   $      (.40)
                                        ===========    ===========    ===========    ===========

Weighted average
  number of common
  shares outstanding                      5,855,114      3,788,653      5,228,891      3,707,482
                                        ===========    ===========    ===========    ===========



See accompanying notes to consolidated financial statements.

UNIVEC, Inc. and Subsidiary

Consolidated Statements of Cash Flows (Unaudited)


                                                                 Nine months ended
                                                                    September 30,
                                                            --------------------------
                                                              2000           1999
                                                            -----------    -----------
Cash flows from operating activities:
Net loss                                                    $(1,797,072)   $(1,311,686)
Adjustments to reconcile net loss to net cash
   used in operating activities:
   Loss on sale of equipment                                    794,244
   Depreciation and amortization                                265,063        332,983
   Issuance of shares and options for services                   15,000
Increase (decrease) in cash from:

   Accounts receivable                                          243,679       (279,561)
   Inventory                                                     13,281        216,119
   Equipment for sale                                           (76,833)
   Other current assets and other assets                        166,535        (15,622)
   Accounts payable and accrued expenses                        (85,665)       469,159
   Deferred payroll-officers                                     93,163
   Deposit payable                                              160,000
                                                            -----------    -----------
      Net cash used in operating activities                    (208,605)      (588,608)
                                                            -----------    -----------

Cash flows from investing activities:

   Purchases of fixed assets (net of capital
      lease obligations of $435,000 in 2000)                    (10,367)       (46,910)
                                                            -----------    -----------
Cash flows from financing activities:
   Proceeds from sale of equipment (net of expenses
      of $74,223)                                               360,777
   Proceeds from sale of preferred stock, net of expenses                      209,990
   Proceeds from loans payable                                                 343,805
   Payment of loans payable                                    (127,971)
   Payments of capitalized lease obligations                    (86,410)       (32,649)
                                                            -----------    -----------
      Net cash provided by financing activities:                146,396        521,146
                                                            -----------    -----------
      Net decrease in cash                                      (72,576)      (114,372)

Cash, beginning of period                                       129,640        131,181
                                                            -----------    -----------
Cash, end of period                                         $    57,064    $    16,809
                                                            ===========    ===========



See accompanying notes to consolidated financial statements

UNIVEC, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)


1.  Nature of Operations:

    Univec, Inc. (Company) produces, markets, and licenses technology of medical products, primarily syringes, and resells medical devices on a global basis.


2. Summary of Significant Accounting Policies:

    The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented have been included. These consolidated financial statements should be read in conjunction with the consolidated financial statements of Univec, Inc. together with Management's Discussion and Analysis included in the Company's Form 10-KSB for the year ended December 31, 1999. Interim results are not necessarily indicative of the results for a full year.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Net Loss Per Share:

    Basic net loss per share was computed based on the weighted average number of shares outstanding during the three and nine months ended September 30, 2000 and 1999. Dilutive net loss per share has not been presented because it was anti-dilutive.

4. Stockholders' Equity:

    During July, August and September 2000, 50 , 50 and 75 shares of Series B Preferred Stock were converted into 118,511, 175,438 and 228,588 shares of common stock at prices of $.42, $.285 and $.328, per share, respectively.

    During the quarter the Company agreed to issue 30,000 shares of common stock to a consultant for services valued at $15,000.

    In August 2000, the Company's stockholders ratified an amendment to the Certificate of Incorporation of the Company to increase the authorized common stock of the Company from 25,000,000 to 75,000,000 shares.

    In September 2000, the Company agreed to issue 15,000 shares of common stock to a consultant to provide financial marketing services valued at $7,500.

    In September 2000, the Company agreed to issue 30,000 shares of common stock to an employee as additional compensation valued at $15,000.

5. Options:

    In August 2000, the Company's stockholders adopted an amendment to the Company's stock option plan, providing for an additional 2,250,000 shares of common stock, including 250,000 shares reserved for an Industrial and Scientific Advisory Committee to be formed as necessitated by the Company, to be issued under the Plan.

    During the period July through September 2000, a vendor exercised its option to purchase an aggregate of 30,000 shares of common stock, at $.15, per share, in exchange for reductions in a loan payable to the vendor. In November 2000, the vendor exercised its options to purchase an additional 10,000 shares of common stock at $.15, per share.

    In August 2000, the Company issued 120,000 options to purchase common stock to a consultant to provide marketing services valued at $2,500.

6.  Litigation:

    In August 2000, an action was commenced against the Company alleging patent infringement in connection with the Company's locking syringe. The action seeks a permanent injunction restraining the Company from infringing, damages, treble damages, attorney fees, and costs of the action. Although the action is in its early stage, the Company believes the claim is without merit, is defending the matter and, together with counsel, does not believe the outcome of this matter will have a material effect on the Company.

7.  Licensing Agreements:

     On August 2, 2000, the Company entered into a license agreement providing for the non-exclusive, worldwide use of certain of the Company's patents for the manufacture, use and marketing of syringes for a twelve year period, providing for royalties on production and certain minimum sales. The Company will also sell the licensee certain equipment necessary to manufacture these syringes under the license for approximately $1,500,000. As of September 30, 2000, the Company has received a deposit of $160,000 on the sales price.

     On August 16, 2000, the Company entered into a license agreement providing for the non-exclusive, worldwide use of the Company's patents for the manufacture, use and marketing of its auto-disable syringes through the period any patents are still in effect, providing for royalties on sales. The Company will also sell the licensee certain equipment to manufacture these syringes for $644,000, payable substantially all upon acceptance of the equipment. The Company has warranted the equipment for one year from acceptance and is required to provide continuing technical assistance throughout the license and manufacturing periods. As of September 30, 2000, the Company has received letters of credit of $611,800 against the sales price.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

                  Condensed Consolidated Results of Operations


                                  Three months ended                Nine months ended
                                    September 30,                      September 30,
                           ------------------------------   -----------------------------------
                            2000          1999     change        2000       1999         change
                          ---------   ----------   -------  -----------    -----------   ------
Net Sales                $  647,204     $471,731     37%     $2,137,945     $1,763,720       21%

Cost of Sales               551,014      423,360     30%      1,828,607      1,542,131       19%
                          ---------   ----------            -----------    -----------
Gross Margin                 96,190       48,371     99%        309,338        221,589       40%

Marketing Expense           161,546      118,015     37%        427,671        550,611      (22%)

Product Development          18,618       15,086     23%         52,860        107,076      (51%)

General and
 Administrative             283,728      303,433     (6%)       790,853        806,736       (2%)

Interest Expense, Net        19,017       60,290    (68%)        40,782         68,852      (41%)
                          ---------   ----------            -----------    -----------
Operating Loss             (386,719)    (448,453)   (14%)    (1,002,828)    (1,311,686)     (24%)

Loss on Sale of Assets                                         (794,244)
                          ---------   ----------            -----------    -----------
Net Loss                  ($386,719)   ($448,453)   (14%)   ($1,797,072)   ($1,311,686)      37%
                          =========    =========             ==========    ===========


   As illustrated in the table above, product sales for the three and nine months ended September 30, 2000 increased by $175,473 (37%) and $374,225 (21%) over the comparable three and nine month periods ended September 30, 1999. This increase is the result of successfully negotiating new contracts for product during 2000. Product sales consisted primarily of the 1cc locking clip syringe, a difficult-to-reuse syringe. All syringes were either produced in the Company's own production facility in New York or by its Portuguese and Korean contract manufacturers. The Company has increased its production capacity by contracting with a manufacturer located in Korea to supply syringes for existing contracts.

   As of September 30, 2000, the Company had a balance of syringes remaining to be shipped under a contract during the remainder of 2000, of approximately $335,000 and other in-house sales orders for approximately $260,000 were shipped in October 2000.

   As a result of the June 1999 licensing agreement and the FDA approval in July 2000 of the sliding sheath syringe designed to protect health care workers, Univec anticipates manufacturing and marketing this syringe during the fourth quarter of 2000. The FDA also approved the Company's two-piece syringe in June 2000. The introduction of these new products is expected to increase sales and broaden the Company's customer base, including a domestic market.

   In August 2000, the Company entered into two license agreements granting the non-exclusive, worldwide license to manufacture and market the Company's auto-disable syringe. The Company will also sell to the licensees certain equipment necessary for production for an aggregate sales price of approximately $2,144,000. Upon completion of the sales transactions, the Company will recognize revenue on the sales of equipment, receive royalties from the production and sales of the product by the licensees and have the right to purchase products from the licensees, all of which is anticipated to occur in the first quarter of 2001.

   Gross margin for the three months ended September 30, 2000 increased to 15% from 10% in the comparable 1999 period. This increase is primarily the result of increased utilization of production facilities in Portugal and Korea to fill sales orders, and a decrease in depreciation expense, offset in part by an increase in freight-in and insurance. The gross margin for the nine months ended September 30, 2000 increased slightly to 14% from 13% in the comparable 1999 period. The cost of goods sold for the three months ending September 30, 2000 increased by $127,654 (30%) in correlation with the 37% increase in sales for the period. This increase was also due to increased freight-in costs and insurance costs, offset in part by a decrease in depreciation expense. Gross margin on the sales of finished product purchased from the Portuguese or Korean manufacturer is significantly higher than for products produced at the Company's New York facility. Production capacity of the Long Island, New York facility has not been fully utilized resulting in historically higher cost of sales. The Company anticipates continuing to obtain additional sources of production at more favorable costs, resulting in increased gross margins.

   Marketing costs for the three months ended September 30, 2000 increased $43,531 (37%) over the comparable three month period for 1999. Effective July 2000, the Company increased sales staff personnel to develop a domestic market for both existing products and the new sliding sheath syringe and the two-piece syringe. Marketing costs will also involve travel necessary to generate new sales contracts. The decrease in marketing costs of $122,940 (22%) for the nine month period ended September 30, 2000 as compared to the nine month period ended September 30, 1999, was primarily the result of decreases in inventory storage and freight out, offset in part by an increase in wages for selling personnel and travel and entertainment expenses.

   Product development expense for the three month period ended September 30, 2000 increased by $3,532 (23%) over the comparable period for 1999, primarily as a result of increased legal patent fees. Product development expense for the nine months ended September 30, 2000 decreased by $54,216 (51%) over the comparable 1999 period. This decrease was the result of reductions in patent legal expense and engineering consulting expenses.

   General and administrative costs for the three and nine month period ended September 30, 2000 decreased $19,705 (6%) and $15,883 (2%), respectively, as compared to the 1999 periods. These decreases are primarily the result of decreases in securities maintenance and directors and officers insurance expense, offset in part by an increase in professional fees. This decrease in general and administrative costs reflects management's continuing effort to reduce costs.

   Interest expense, net decreased by $41,273 and $28,070 during the three and nine months ending September 30, 2000, respectively, as compared to the 1999 periods. These decreases are the result of less financing fees in 2000.

   Operating loss for the three and nine months ending September 30, 2000, decreased by $61,734 and $308,858, respectively, as compared to 1999. The decrease for the three month period is primarily the result of the increase in sales combined with the decrease in interest expense, offset in part by the increase in cost of goods sold. The decrease in operating loss for the nine month period is due primarily to the substantial decreases in marketing and product development expenses.

   Net loss for the nine month period ending September 30, 2000, increased by $485,386 over the comparable 1999 period, primarily as a result of the loss of $794,244 on the sale and leaseback of equipment during the first quarter of 2000, partially offset by the decrease in operating loss.

Liquidity and Capital Resources

   The Company's working capital deficit increased from $103,051 at December 31, 1999, to a deficit of $462,485 at September 30, 2000, primarily resulting from decreases in accounts receivable and cash.

   Net cash used in operating activities decreased by $380,003 for the nine months ended September 30, 2000, primarily due to a decrease in the loss from operations in 2000, as compared to 1999.

   Net cash provided by financing activities decreased by $374,750 during the nine month period ending September 30, 2000 resulting from the net proceeds from the sale of the equipment in 2000 being less than the proceeds of both the sale of Series C Preferred Stock and loans payable in 1999.

   Based on the performance for the three quarters of 2000 which included receipt of the proceeds from the sale of equipment, the FDA approvals, increased marketing of the sliding sheath syringe, and the patent license agreements, together with anticipated increased sales of the locking clip syringe, the Company anticipates a positive cash flow for the year ended December 31, 2000.

   The Company is continuing to seek additional equity financing which will dilute existing shareholders. As a result of the delisting of the Company's common stock from the Nasdaq SmallCap Market, the Company's ability to raise equity financing has been hampered.

   The Company has actively pursued legislative changes both in the United States and worldwide for the use of safety syringes. Recently the United States has enacted The Needlestick Safety and Prevention Act which requires the use of safer devices to protect health care workers from sharp injuries.

Forward Looking Statements

    Except for the historical information contained herein, the matters discussed in this report are forward-looking statements that involve risks and uncertainties, including the Company's ability to market its sliding sheath syringe in the United States domestic market, the Company's ability to realize lower production costs through the use of contract manufacturers and the Company's need for additional financing and other risks detailed from time to time in the Company's Securities and Exchange Commission reports.

                                     PART II

                                OTHER INFORMATION

Item 1.  Legal Proceedings

   In August 2000, an action was commenced in the U.S. District Court, Southern District of New York by BMD Technology, LLC, against the Company alleging patent infringement in connection with the Company's locking syringe. The action seeks a permanent injunction restraining the Company from infringing the plaintiff's patent, damages, treble damages, attorney fees, and costs of the action. Although the action is in its early stage, the Company believes the claim is without merit, is defending the matter and, together with counsel, does not believe the outcome of this matter will have a material effect on the Company.

    There has been no further activity on the litigation matters commenced in April 2000.

Item 2.  Changes in Securities

   In August 2000, the Company's shareholders ratified an amendment to the Certificate of Incorporation of the Company to increase the authorized common stock of the Company from 25,000,000 shares to 75,000,000 shares.

   The Company agreed to issue 45,000 shares of its common stock to consultants in reliance upon the exemption afforded by Section 4(2) of the Securities Act of 1933. The Company did not employ any form of general solicitation or advertising and the purchasers were sophisticated individuals capable of evaluating the merits and risks of the purchase of the shares.

Item 3.  Defaults upon Senior Securities

   Not applicable.

Item 4.  Submission of Matters to a Vote of Security Holders

   The Annual Meeting of Stockholders of Univec, Inc. for the year ending December 31, 1999, was held on August 24, 2000, to consider and vote upon (i) a proposal to elect Joel Schoenfeld, Dr. Alan H. Gold, John Frank, Richard Mintz, Marla Manowitz, and Dr. Andrew Rosenberg as directors, (ii) a proposal to approve the adoption of the Company's 2000 Stock Option Plan, (iii) a proposal to approve an amendment to the Certificate of Incorporation of the Company to increase the authorized common stock of the Company from 25,000,000 shares to 75,000,000 shares and (iv) to ratify the appointment of Most Horowitz & Co., LLP, as the Company's auditors for the years ending December 31, 1998, 1999 and 2000. The number of votes cast for and against each of the foregoing proposals, the number of abstentions and the number of broker non-votes where applicable are set forth below.

(i)   Proposals to Elect Directors:
                                         For               Withhold Authority
      Joel Schoenfeld                  3,597,390                  49,007
      Alan H. Gold, M.D.               3,597,490                  48,907
      John Frank                       3,597,490                  48,907
      Marla Manowitz                   3,597,490                  48,907
      Richard Mintz                    3,597,490                  48,907
      Andrew Rosenberg, M.D.           3,597,490                  48,907

(ii)  Proposal to Approve the Adoption of the Company's 2000 Stock Option Plan:

         For            Against            Abstain      Broker Non-votes
     1,139,464          165,084            18,474         2,323,375

(iii) Proposal to Amend the Certificate of Incorporation to increase the authorized Common Stock of the Company from 25,000,000 shares to 75,000,000 shares:

         For            Against                 Abstain
     3,479,809          151,088                 13,500

(iv) Proposal to Ratify the Selection of Most Horowitz & Company, LLP as the Company's Auditors.

         For            Against                 Abstain
      3,568,647          39,275                 38,475

   Broker Non-votes represent shares for which brokers are prohibited from exercising discretionary authority on behalf of beneficial owners who have not provided voting instructions. Broker Non-votes are not included in the vote totals, but are counted for determining the presence of a quorum.

Item 5.  Other Information

   Not applicable.

Item 6.  Exhibits and Reports on Form 8-K

      (a)      Exhibits

               Exhibit 3 Certificate of Incorporation as amended
               Exhibit 15 Letter on unaudited financial information
               Exhibit 27 Financial Data Schedule

      (b) The Company did not file any reports on Form 8-K during the three months ending September 30, 2000.

                                   SIGNATURES

    In accordance with the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           UNIVEC, INC.

Dated: November 9, 2000                    By: /s/ Alan Gold
                                           ----------------------------------
                                               Alan Gold
                                               Chief Executive Officer

Dated: November 9, 2000                    By: /s/ Marla Manowitz
                                           ----------------------------------
                                               Marla Manowitz
                                               Chief Financial Officer